Exhibit 99.5
GFSI HOLDINGS, INC. AND SUBSIDIARIES
Quarterly Report
As of October 2, 2010
INDEX

Page

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets	2
Consolidated Statements of Income	3
Consolidated Statements of Cash Flows	4
Notes to Consolidated Financial Statements	5

GFSI HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	October 2,	July 3,
	2010	2010
	(UNAUDITED)
ASSETS
Current assets:
Cash and cash equivalents	$1,501	$1,301
Accounts receivable, net of allowance for doubtful accounts of $571 and $572 at October 2, 2010 and July 3, 2010	51,557	35,764
Inventories, net	46,254	49,546
Prepaid expenses and other current assets	1,145	1,178
Deferred income taxes	2,148	2,100

Total current assets	102,605	89,889
Deferred income taxes	—	20
Property, plant and equipment, net of accumulated depreciation of $46,046 and $45,242 at October 2, 2010 and July 3, 2010	16,032	16,048
Other assets:
Deferred financing costs, net	1,163	1,544
Other	445	436

	1,608	1,980

Total assets	$120,245	$107,937

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities:
Accounts payable	$18,862	$16,293
Accrued interest expense	3,274	998
Accrued expenses	15,116	11,304
Accrued taxes payable	2,534	221
Current portion of long-term debt	164,992	168,288

Total current liabilities	204,778	197,104

Deferred income taxes, noncurrent	81	—
Other long-term obligations	3,443	3,318
Redeemable preferred stock	22,770	22,491

Total liabilities	231,072	222,913

Stockholders’ equity (deficiency):
Series A Common Stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued at October 2, 2010 and July 3, 2010	—	—
Series B Common Stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued at October 2, 2010 and July 3, 2010	—	—
Series C Common Stock, $.01 par value, 17,000 shares authorized, 8,250 shares issued at October 2, 2010 and July 3, 2010	—	—
Series F Preferred Stock, no par value, 1,157 shares authorized, 1,144 shares issued at October 2, 2010 and July 3, 2010	—	—
Additional paid-in capital	1,025	1,025
Accumulated deficiency	(111,830)	(115,979)
Treasury Stock, at cost (290 Series A shares at October 2, 2010 and July 3, 2010)	(22)	(22)

Total stockholders’ equity (deficiency)	(110,827)	(114,976)

Total liabilities and stockholders’ equity (deficiency)	$120,245	$107,937

See notes to consolidated financial statements.

GFSI HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED) (In thousands)

	Quarter Ended
	October 2,	September 26,
	2010	2009
Net sales	$80,052	$70,037
Cost of sales	47,197	41,165

Gross profit	32,855	28,872
Operating expenses:
Selling	14,616	12,440
General and administrative	6,688	5,942

	21,304	18,382

Operating income	11,551	10,490
Other income (expense):
Gain on early extinguishment of debt	—	3,554
Interest expense	(4,447)	(4,868)

	(4,447)	(1,314)

Income before income taxes	7,104	9,176
Income tax expense	2,965	4,133

Net income	$4,139	$5,043

See notes to consolidated financial statements.

GFSI HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED) (In thousands)

	Quarter Ended
	October 2,	September 26,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,139	$5,043
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	828	837
Amortization of deferred financing costs	382	385
Gain on early extinguishment of debt	—	(3,554)
Deferred income taxes and other	178	1,717
Preferred stock dividends	279	310
Accretion of discount on long-term debt	1,211	1,126
Changes in operating assets and liabilities:
Accounts receivable, net	(15,793)	(15,396)
Inventories, net	3,292	8,456
Prepaid expenses, other current assets and other assets	24	8
Income taxes payable	2,313	2,362
Accounts payable and accrued expenses	8,657	3,465

Net cash provided by operating activities	5,510	4,759

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(812)	(539)

Net cash used in investing activities	(812)	(539)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in short term borrowings and revolving credit agreement	(4,485)	3,928
Payments on long-term debt	(22)	(1,791)
Repurchase of Company bonds	—	(5,492)
Cash paid for financing costs	(1)	(91)

Net cash used in financing activities	(4,508)	(3,446)

Effect of foreign exchange rate changes on cash	10	2

Net increase in cash and cash equivalents	200	776
Cash and cash equivalents at beginning of period	1,301	701

Cash and cash equivalents at end of period	$1,501	$1,477

Supplemental cash flow information:
Interest paid	$298	$490

Income taxes paid	$468	$62

See notes to consolidated financial statements.

GFSI HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
October 2, 2010
1. Basis of Presentation
     In fiscal 2007, GearCo, Inc. (“GearCo”) was formed to acquire GFSI Holdings, Inc. (the “Company” or “Holdings”). On December 30, 2006 GearCo acquired substantially all of the common and preferred stock of Holdings in a tax-free exchange. Following the transaction, Holdings became a wholly-owned subsidiary of GearCo.
     The accompanying unaudited consolidated financial statements of GFSI Holdings, Inc. include the accounts of the Company and the accounts of GearCo (its parent) and its wholly-owned subsidiaries, GFSI, Inc. (“GFSI”), Event 1, Inc. (“Event 1”), CC Products, Inc. (“CCP”), GFSI Canada Company and GFSI Southwest S De RL De CV. All inter-company balances and transactions have been eliminated. The unaudited consolidated financial statements have been prepared in accordance with the instructions to Rule 10-01 of Regulation S-X for interim financial information. All normal recurring adjustments considered necessary for a fair presentation have been included. Certain disclosures normally included in annual consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of and for the year ended July 3, 2010 included as an Exhibit to this registration statement.
     Earnings per share data has been omitted in the unaudited interim consolidated financial statements because the information is not meaningful.
     The preparation of the unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities at the date of the unaudited interim consolidated financial statements. These estimates are inherently subject to judgment and actual results could differ.
2. Sale of the Company
On August 10, 2010, Hanesbrands, Inc. (“Hanesbrands”), a Winston-Salem, N.C. company known for brands such as Hanes®, Champion® and Wonderbra®, signed a definitive merger agreement to purchase the preferred and common stock of GearCo for approximately $55 million in cash plus the assumption of all the Company’s debt. The transaction (the “Hanesbrands Transaction”) was approved by both companies’ boards of directors and by the shareholders of GearCo. Upon closing, GearCo will operate as a wholly-owned subsidiary of Hanesbrands.
The definitive merger agreement contained a number of conditions to be met by GearCo prior to closing. The agreement required GearCo to (among other things) maintain certain operating levels of profitability and cash flows; it restricted capital expenditures and borrowings; it required GearCo via GFSI, Inc. (a wholly-owned subsidiary of Holdings) to renew and retain certain major collegiate and pro sports trademark licenses and renew its Under Armour License; it required GFSI, Inc. to maintain its sales relationships with the Company’s two largest customers.
Prior to the signing of the definitive merger agreement, management’s plan was to refinance or restructure maturities of its indebtedness due in fiscal years 2011 and 2012, which aggregated approximately $166.6 million. As a result of the signing of the definitive merger agreement on August 10, 2010, management discontinued its efforts to refinance or restructure its existing indebtedness, as such indebtedness pursuant to the terms of the definitive merger agreement, would be assumed by Hanesbrands. Management believed that cash flows from operating activities and borrowings under its existing revolving bank credit agreement would be adequate to meet short-term and future liquidity requirements prior to the closing of the Hanesbrands Transaction.
On November 1, 2010, Hanesbrands announced that it completed its acquisition of GearCo, Inc. for $55 million and the retirement of approximately $172 million of debt.

3. Commitments and Contingencies
     In fiscal 2008 the Company commenced the wind down of GFSI Canada Company (“Canada”) and recorded an inventory write-down of $150,000. Canada was administered by the Fletcher Leisure Group, Inc. (Fletcher”). In fiscal 2010 the Company sued Fletcher for breach of its duties. The Company prevailed in the matter and was awarded a judgment of approximately $450,000. Fletcher has appealed the court’s decision and as a conditions of the appeal, posted a bond of $560,000. Management believes that the Company will ultimately prevail and the bond reasonably assures the collectability of the judgment. The judgment is included in accounts receivable at October 2, 2010 and July 3, 2010 in the accompanying consolidated balance sheets.
     The Company, in the normal course of business, may be threatened with or named as a defendant in various lawsuits. It is not possible to determine the ultimate disposition of these matters, however, management is of the opinion that there are no known claims or known contingent claims that are likely to have a material adverse effect on the results of operations, financial condition, or cash flows of the Company.
4. Inventories:
     The following is a summary of inventories at October 2, 2010 and July 3, 2010:

	October 2,	July 3,
	2010	2010
(in thousands)	(unaudited)
Undecorated apparel (“blanks”) and supplies	$43,355	$46,252
Work in process	397	460
Finished goods	4,657	4,102

	48,409	50,814
Allowance for markdowns	(2,155)	(1,268)

Total	$46,254	$49,546

5. Related Party Transactions
     GFSI declared and paid $90,000 and $1.8 million in distributions to the Company during the first quarters of fiscal 2011 and fiscal 2010, respectively. The distribution in fiscal 2011 enabled the Company to pay interest on the Stockholder notes. The distribution in fiscal 2010 enabled the Company to retire the remaining principal outstanding on both its 11.375% Notes and the Wolff Note and to pay interest on its 11.375% Notes . The Company is dependent upon GFSI to provide funding to service its debt.

6. Long-term Debt
     The terms of the definitive merger agreement with Hanesbrands, as discussed in note 2, provide for the assumption by Hanesbrands of all the Company’s outstanding obligations. Hanesbrands has advised the Company of its intention to repay all of the Company’s outstanding obligations at closing. Accordingly, the Company’s debt due in fiscal 2011 and beyond is presented in the accompanying Consolidated Balance Sheets as a current obligation.
Long-term debt consists of:
(in thousands)

	October 2, 2010	July 3, 2010
Senior Secured Variable Rate Notes, 10.5% to 11.5%, due June 2011	$95,914	$95,914
Revolving Bank Credit Agreement, variable interest rate, due March 2011	7,623	12,108
Senior Secured Payment-In-Kind Notes, floating interest rate, due September 2011	59,810	58,598
Stockholder Notes payable, 12%, due 2018	1,500	1,500
Other	145	168

	164,992	168,288
Less current portion	164,992	168,288

	$—	$—

     The Revolving Bank Credit Agreement (“RBCA”) provides for borrowings on a revolving basis at an interest rate based upon LIBOR or prime. The weighted average interest rate in effect at October 2, 2010 was 3.6%. In addition, the RBCA provides for the issuance of letters of credit on behalf of GFSI. As of October 2, 2010, $7.6 million was borrowed and outstanding, approximately $1.3 million was utilized for outstanding commercial and stand-by letters of credit and $45.8 million was available for future borrowings under the RBCA.
     In August 2009 the Company repurchased and cancelled Senior Secured Variable Rate Notes with a par value of $9.2 million for $5.5 million in cash and recorded a pre-tax gain of approximately $3.6 million. The Company financed the transaction with borrowings under its RBCA. The Company recorded deferred income tax expense on the gain.
     The fair value of long-term debt is not materially different than its carrying amount at October 2, 2010 and the long-term debt was retired at carrying value upon Hanesbrands’ acquisition of the Company on November 1, 2010.